Points Continues Global
Expansion in Dominican
Republic with Farmax Pharmacies
Partnership

Powered by Points Loyalty Commerce Platform, Provital allows customers to accumulate
TrueBlue points through daily pharmacy purchases

TORONTO, September 10, 2015 — Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, announces continued expansion of its Loyalty Partners reward currencies. In partnership with JetBlue Airways, Points has integrated Farmax, the leading pharmacy chain in the Dominican Republic, and its loyalty card Provital, to the Points Loyalty Commerce Platform. As a result, hundreds of thousands of Farmax customers will be able to earn JetBlue’s TrueBlue frequent flyer points through their daily purchases.

“One of our goals is to continue to represent our partners in new markets and merchant verticals. This is a great example of how we can easily and efficiently connect our loyalty program partners to new merchants, and enable those merchant partners to reward their customers with the loyalty currencies they already know and love,” said Rob MacLean, CEO of Points. “We’re honored to be able to connect our long-time partner JetBlue and their TrueBlue program with Farmax’s Provital program to ultimately deliver more value to both of their member bases.”

The Provital loyalty card offers customers discounts for purchases made in any Farmax retail location, as well as rewards at affiliated establishments. Provital, which now accesses the Points Loyalty Commerce Platform, allows Farmax customers to receive one TrueBlue point for every 100 pesos ($2.20 USD) of purchase, with a minimum of 500 pesos spent, plus a bonus of 100 points when initially subscribing to the rewards card. JetBlue provides air travel, an aspirational redemption option to the newly launched Provital.

Points Business Solutions is the industry’s only single-source distributor of multiple loyalty currencies to multi-billion dollar merchant partners. Points has established long term partnerships with loyalty currencies to act as a natural line extension of their merchant partner management team. Points takes the lead in strategy, business development activities and merchant engagement, and powers the connection between loyalty programs and new merchant partners of all sizes. Through Points, merchant partners have transactional access to 18 of the world’s best loyalty currencies and their 300 million members, enabling any business to award its own customers with loyalty points/miles from some of the world’s top brands.

Points’ Loyalty Commerce Platform is a world leading open e-commerce platform that offers transaction-level opportunities to power products and services that allow loyalty programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the newly launched Points Loyalty Wallet connects digital wallets, apps and merchants to their users like never before. It seamlessly integrates Loyalty into everyday transactions, delivering personalized, relevant value to millions of consumers.

To learn more about Points, visit Points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT:

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474